Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the IDT Corporation Employee Stock Purchase Plan, as Amended and Restated, the IDT Corporation 2005 Stock Option and Incentive Plan, as Amended and Restated, and the IDT Corporation 401(k) Plan of our report dated October 12, 2007, except for the fifth paragraph of Note 18, as to which the date is October 13, 2008, with respect to the consolidated financial statements of IDT Corporation included in its Annual Report (Form 10-K) for the year ended July 31, 2008 and the effectiveness of internal control over financial reporting of IDT Corporation, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG, LLP

Metropark , New Jersey
13 October 2008